UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Response Biomedical Corp.
(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
76123L204

(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Advisors Limited
OrbiMed Asia GP, L.P.
OrbiMed Capital GP III LLC
Samuel D. Isaly
767 Third Avenue, 30th Floor
New York, NY 10017
Telephone: (212) 739-6400
Attn: Eric Bittelman

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,877,800 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,877,800 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,877,800 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Advisors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,248,700 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,248,700 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,248,700 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Asia GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,248,700 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,248,700 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,248,700 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS OrbiMed Capital GP III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,794,300 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,794,300 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,794,300 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.7% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	76123L204

1	NAMES OF REPORTING PERSONS Samuel D. Isaly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,877,800 (See Items 3, 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,877,800 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,877,800 (See Items 3, 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010, as amended by Amendment No. 1 to Schedule 13D filed on October 4, 2010 (the “Schedule 13D”), relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.
     Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately after the last paragraph thereof the following:
     Amendment No. 2 is being filed in connection with the acquisition by Caduceus III, Caduceus Asia and OrbiMed Associates of Shares in open market transactions on October 6, 2010, October 7, 2010, October 14, 2010 and October 19, 2010 as described below in greater detail.
     Pursuant to its authority under the limited partnership agreement of Caduceus III, on October 6, 2010, October 7, 2010, October 14, 2010 and October 19, 2010, OrbiMed Capital, as general partner of Caduceus III, caused Caduceus III to purchase an aggregate of 289,450 Shares using Caduceus III’s working capital in the aggregate amount of Cdn.$122,817.
     Pursuant to its authority under the limited partnership agreement of Caduceus Asia, on October 6, 2010, October 7, 2010, October 14, 2010 and October 19, 2010, OrbiMed Asia caused Caduceus Asia to purchase an aggregate of 97,100 Shares using Caduceus Asia’s working capital in the aggregate amount of Cdn.$41,107. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of Caduceus Asia.
     Pursuant to its authority under the limited partnership agreement of OrbiMed Associates, on October 6, 2010, October 7, 2010, October 14, 2010 and October 19, 2010, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 2,450 Shares using OrbiMed Associates’ working capital in the aggregate amount of Cdn.$1,039.
Item 5. Interest in Securities of the Issuer
     Item 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in its entirety by the following:
     (a) — (b) The following disclosure assumes that there are 38,800,755 Shares outstanding, which number is based upon information contained in the most recent available filing by the Issuer with the SEC (as adjusted to reflect the issuance of 13,333,333 Shares pursuant to the Subscription Agreement).
     The 5,248,700 Shares held by Caduceus Asia constitute approximately 13.5% of the issued and outstanding Shares. OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by Caduceus Asia described in Item 3 and such power is exercised through OrbiMed Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, Nancy T. Chang, Jonathan J. Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by Caduceus Asia, except to the extent of their pecuniary interest therein. As a result, OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus Asia and to share power to direct the vote and the disposition of the Shares held by Caduceus Asia.
     As of the date of this filing, OrbiMed Capital, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Caduceus III described in Item 3. The 8,794,300 Shares held by Caduceus III constitute approximately 22.7% of the issued and outstanding Shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. OrbiMed Advisors is the sole managing member of OrbiMed Capital and OrbiMed Capital is the sole general partner of Caduceus III. As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and to direct the disposition of the Shares held by Caduceus III described in Item 3.
     As of the date of this filing, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates described in Item 3. The 83,500 Shares held by OrbiMed Associates constitute approximately 0.2% of the issued and outstanding Shares. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates described in Item 3.
     Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding immediately at the end of such section the following:
     The following table sets forth all transactions with respect to the Shares effected by the Reporting Persons since October 4, 2010 (the date Amendment No. 1 to Schedule 13D was originally filed). All of the following transactions were effected in the open market.

		Number of
Date of		Shares	Price per
Transaction	Purchasing Entity	Acquired	Share(1)
October 6, 2010	Caduceus III	61,650	Cdn.$0.42
October 6, 2010	Caduceus Asia	37,800	Cdn.$0.42
October 6, 2010	OrbiMed Associates	550	Cdn.$0.42
October 7, 2010	Caduceus III	57,100	Cdn.$0.42
October 7, 2010	Caduceus Asia	14,900	Cdn.$0.42
October 7, 2010	OrbiMed Associates	500	Cdn.$0.42
October 14, 2010	Caduceus III	76,500	Cdn.$0.42
October 14, 2010	Caduceus Asia	19,900	Cdn.$0.42
October 14, 2010	OrbiMed Associates	600	Cdn.$0.42
October 19, 2010	Caduceus III	94,200	Cdn.$0.43
October 19, 2010	Caduceus Asia	24,500	Cdn.$0.43
October 19, 2010	OrbiMed Associates	800	Cdn.$0.43

(1)	Represents weighted average price per share paid on such date. The Reporting Persons undertake to provide upon request of the staff of the SEC full information regarding the number of Shares purchased at each separate price used to calculate the average price.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:
     In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital is the sole general partner of Caduceus III, pursuant to the terms of the limited partnership agreement of Caduceus III. Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of Caduceus III. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus III. The number of outstanding Shares of the Issuer attributable to Caduceus III is 8,794,300. OrbiMed Capital, pursuant to its authority under the limited partnership agreement of Caduceus III, may be considered to hold indirectly 8,794,300 Shares.
     OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of Caduceus III. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities purchased by Caduceus III. The number of outstanding Shares attributable to Caduceus III is 8,794,300 Shares. OrbiMed Advisors is also the general partner of OrbiMed Associates, pursuant to the terms of the limited partnership agreement of OrbiMed Associates. Pursuant to this agreement and relationship, OrbiMed Advisors has discretionary investment management authority with respect to the assets of OrbiMed Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by OrbiMed Associates. The number of outstanding Shares of Issuer attributable to OrbiMed Associates is 83,500. OrbiMed Advisors, pursuant to its authority under its limited partnership agreement with OrbiMed Associates, may be considered to hold indirectly 83,500 Shares.

     OrbiMed Asia is the sole general partner of Caduceus Asia pursuant to the terms of the limited partnership agreement of Caduceus Asia. OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. OrbiMed Limited established the Committee by written resolutions adopted on July 28, 2010. Pursuant to these agreements, resolutions and relationships, OrbiMed Asia has discretionary investment management authority with respect to the assets of Caduceus Asia and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus Asia. The number of outstanding Shares of the Issuer attributable to Caduceus Asia is 5,248,700. OrbiMed Asia, as the general partner of Caduceus Asia, may be considered to hold indirectly 5,248,700 Shares, and OrbiMed Limited, as the general partner of OrbiMed Asia, may be considered to hold indirectly 5,248,700 Shares.
     As noted in Item 4 of the Schedule 13D, Peter Thompson, M.D. and Jonathan J. Wang (individuals designated by Caduceus III to sit on the Issuer’s Board), are members of the Issuer’s Board and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.
     Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Title
D	Joint Filing Agreement, dated as of October 22, 2010, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010	ORBIMED ADVISORS LLC
a Delaware Limited Liability Company

	By:	/s/ Samuel D. Isaly Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED
a Cayman Islands corporation

	By:	/s/ Samuel D. Isaly Samuel D. Isaly
Director

ORBIMED ASIA GP, L.P.
a Cayman Islands limited partnership

By: ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Samuel D. Isaly Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC
a Delaware limited liability company

By: ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/ Samuel D. Isaly Samuel D. Isaly